SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.5)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

6,534,591

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,534,591

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,534,591

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,135,409

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,135,409

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,135,409

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,135,409

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,135,409

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,135,409

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Compuware Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of May 16, 2013 and amends and supplements the Schedule 13D filed on November 26, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$62,206,099
Elliott International Working Capital	$115,585,557

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

As previously disclosed, Elliott entered into a confidentiality agreement with the Issuer dated as of February 14, 2013 (the “Confidentiality Agreement”).  The Confidentiality Agreement contains, among other things, certain standstill provisions that apply to Elliott and certain of its representatives acting on its behalf. The standstill provisions terminated on May 15, 2013.  On May 16, 2013, Elliott and the Issuer entered into a letter agreement (the “May 16 Letter Agreement”) pursuant to which Elliott and the Issuer agreed that, among other things, the standstill period be extended to July 15, 2013 (unless terminated earlier pursuant to the terms of the Confidentiality Agreement).  The foregoing description of the Letter Agreement is qualified in its entirety by the Letter Agreement, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 6,534,591 shares of Common Stock, which constitute 3.1% of all of the outstanding shares of Common Stock.  Elliott owns 2,098,779 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 12,135,409 shares of Common Stock, which constitute 5.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 18,670,000 shares of Common Stock constituting 8.8% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4, there are no agreements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to Board of Directors of the Issuer dated December 17, 2012 (previously filed)

Exhibit C – Letter to Board of Directors of the Issuer dated January 14, 2013 (previously filed)

Exhibit D – Confidentiality Agreement (previously filed)

Exhibit E - May 16 Letter Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 16, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT E

[Compuware Letterhead]

CONFIDENTIAL

                   May 16, 2013

Elliott Associates, L.P.
40 West 57th Street
New York, NY 10019
Attn:  Jesse A. Cohn

Ladies and Gentlemen:

Reference is made to that certain letter agreement (the "Agreement"), dated as of February 14, 2013, between you and Compuware Corporation (collectively with its subsidiaries, the "Company") in connection with your consideration of a possible transaction between you or one of your controlled affiliates and the Company.  Capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

1.  You and the Company hereby agree as follows:

a.  Paragraph 5(a) of the Agreement shall hereby be amended to replace the date “May 15, 2013” with the date “July 15, 2013”; and

b.  Paragraph 5(A)(ii) of the Agreement shall hereby be amended to replace the date “August 10, 2013” with the date “September 16, 2013”.

2.  For the avoidance of doubt, the parties acknowledge that, apart from the matters specifically addressed in this letter, all of the terms of the Agreement are and shall continue to be in full force and effect without modification thereto.

3.  This letter shall be governed by, and construed in accordance with, the laws of the State of Delaware without regards to its choice-of-law principles to the extent that the application of the laws of another jurisdiction would be required thereby.

[Remainder of Page Intentionally Left Blank]

You hereby confirm that you have all requisite power and authority, including any necessary approval by your governing body, to execute and deliver this letter and to perform your obligations hereunder.  This letter may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same document.  If the foregoing accurately sets forth our agreement, please execute this letter where indicated and return a copy to us.

Very truly yours,

COMPUWARE CORPORATION

By:  /s/ Daniel S. Follis, Jr.
      Name:  Daniel S. Follis, Jr.
      Title:   General Counsel & Secretary

Address for Notice:
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099
Attn:  General Counsel
Tel: (313) 227-7300
Fax: (313) 227-9567

AGREED AND ACKNOWLEDGED
(as of the date indicated above):

ELLIOT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner
      By: Braxton Associates, Inc., as General Partner

            By: /s/ Elliot Greenberg
              Name:  Elliot Greenberg
                   Title: Vice President

Address for Notice:
Elliott Management Corp.
40 West 57th Street
New York, NY 10019
Attn:  Jesse A. Cohn
Tel: (212) 974-6000
Fax: (212) 974-2092

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following lists the transactions effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
19-Apr-2013	Common Stock	7,001	11.300000
04-Apr-2013	Common Stock	7,000	11.569900

All of the above transactions were effected on the open market.

The following lists the transactions effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
19-Apr-2013	Common Stock	12,999	11.300000
04-Apr-2013	Common Stock	13,000	11.569900

All of the above transactions were effected on the open market.